Brian L. MacNeal

Senior Vice President and

Chief Financial Officer

Phone:	(717) 396-4791
Fax:	(717) 396-3531

E-Mail: blmacneal@armstrongceilings.com

May 22, 2017

Via EDGAR

Mr. Terence O’Brien

Branch Chief

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Re:Armstrong World Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 27, 2017

File No. 1-02116

Dear Mr. O’Brien:

We acknowledge receipt of your comment letter dated May 3, 2017. For your convenience in reviewing our response, we have repeated each comment and presented our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2016

Results of Operations, page 23

Comment

1.

Please expand your discussion of total other comprehensive income to more fully explain the actuarial gains and losses related to your pension plans such that you reported a net gain of $49.3 million in pension and postretirement adjustments for fiscal year 2016. Explain how the changes in your material underlying assumptions led to the recognition of a net gain. In this regard, we note from your disclosure on page 20, that you recognized an $81.8 million decrease in net actuarial losses related to your U.S. pension benefit plans in 2016 primarily due to changes in actuarial assumptions (most significantly a 28 basis point decrease in the discount rate) and the amortization of net actuarial losses recorded as a

Armstrong World Industries
2500 Columbia Avenue, Lancaster, PA 17603

717.397.0611 | www.armstrongceilings.com

Mr. Terence O’Brien	May 22, 2017

component of 2016 net periodic cost. Explain how the decrease in your discount rate resulted in a decrease in net actuarial losses.

Armstrong Response

In response to the Staff’s comments, we note that the $49.3 million of net gains related to our worldwide pension and postretirement plans and recorded as a component of other comprehensive income for fiscal year 2016 was comprised of two items: (1) $29.1 million of amortization of unrecognized net actuarial losses and prior service costs and (2) $20.2 million of net gains, due primarily to approximately $20 million of net asset related gains for our U.S. Retirement Income Plan (“RIP”), which were the result of our actual 2016 asset returns exceeding our actuarial estimated returns.

On page 20 of the management and discussion analysis section of our 2016 Form 10-K, the $81.8 million decrease in net actuarial losses, recorded as a component of accumulated other comprehensive income, was primarily due to $48.3 million of pre-tax amortization of net actuarial losses for our U.S. pension plans and $33.9 million of actual asset return experience in excess of the actuarially estimated asset return assumptions for our RIP.  The corrected sentence should have read as follows:

“Excluding the impact of the separation of AFI, we recognized a decrease in net actuarial losses related to our U.S. pension benefit plans of $81.8 million in 2016 primarily due to change in actuarial assumptions ~~(most significantly a 28 basis point decrease in the discount rate)~~ and the amortization of net actuarial losses recorded as a component of 2016 net periodic pension costs.”

The 28 basis point drop in the discount rate in 2016 caused an increase in net actuarial losses, which was mostly offset by a decrease in net actuarial losses caused by an actuarial change in mortality tables.

We do not believe the above error was material to our 2016 Form 10-K filing.  Beginning with our June 30, 2017 Form 10-Q, we will enhance our disclosures of changes to other comprehensive income related to pension and postretirement plans to specify the impacts of individual actuarial assumptions.

Financial Statements

Consolidated Statements of Earnings and Comprehensive Income (Loss), page 40

Note 3- Nature of Operations, page 48

Comment

2.

Please expand your disclosure to provide the entity-wide information about your products required by ASC 280-10-50-40. For instance, we note disclosure elsewhere that your Tectum acquisition will fall under your architectural specialties product line.

Armstrong Response

We acknowledge the Staff’s comment. Beginning with our December 31, 2017 Form 10-K filing, we will expand our disclosures to include the product sale information below.

Mr. Terence O’Brien	May 22, 2017

Consolidated net sales for our major product groupings for the years ended December 31, 2016, 2015 and 2014 (amounts in millions) were:

	2016	2015	2014
Core Ceilings	$1,044.3	$1,066.9	$1,125.6
Architectural Specialties	190.2	164.4	168.7
Total net sales	$1,234.5	$1,231.3	$1,294.3

Our Core Ceilings revenues represent sales of mineral fiber and fiberglass wool ceiling panel products.  In certain markets, we sell grid products manufactured by our Worthington Armstrong Venture (“WAVE”) joint venture directly to our customers.  Core Ceilings revenues also include those grid product sales.

Architectural Specialties revenues represent sales of products of non-traditional forms and materials, including metal and wood.  Sales of our recent Tectum acquisition are also included in Architectural Specialties revenues starting in the first quarter of 2017.

Form 8-K February 27, 2017

Exhibit 99.1 Press Release

Market Outlook and 2017 Guidance

Comment

3.

We note you disclose expectations of Adjusted EBITDA, Adjusted EPS, and Free Cash Flow for 2017 without presenting and reconciling to corresponding GAAP amounts. Please revise your disclosures pursuant to the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Address this comment as it relates to your disclosures in your Earnings Call Presentation in Exhibit 99.2 and your Investor Presentation in Exhibit 99.3.

Armstrong Response

In response to the Staff’s comment, below are reconciliations of our 2017 forecasted Adjusted EBITDA, Adjusted Diluted EPS, and Free Cash Flow to the most comparable GAAP measures.

Mr. Terence O’Brien	May 22, 2017

Adjusted EBITDA

(amounts in millions)

	Year Ended December 31, 2017
	Low		High
Net income	$155	to	$165
Add: Interest expense	35		35
Less: Other non-operating (income)	(3)		(3)
Add: Income tax expense	108		108
Operating income	$295	to	$305
Less: U.S. pension (credit) (1)	(25)		(25)
Add: Depreciation and amortization	80		80
Adjusted EBITDA	$350	to	$360

(1)

U.S. pension (credit) represents the budgeted actuarial net periodic benefit cost recorded as a component of operating income.  We do not expect to make cash contributions to our U.S. Retirement Income Plan in 2017 based on guidelines established by the Pension Benefit Guaranty Corporation.

Adjusted Diluted Earnings per Share

(amounts in millions, except per share amounts)

	Year Ended December 31, 2017
	Low			High
	Total	Per Diluted Share (1)		Total	Per Diluted Share (1)
Net income	$155	$2.77	to	$165	$2.95
Add: Interest expense	35			35
Less: Other non-operating (income)	(3)			(3)
Add: Income tax expense	108			108
Operating income	$295		to	$305
Less: U.S. pension (credit) (2)	(25)			(25)
Interest expense	(35)			(35)
Adjusted earnings before income taxes	$235			$245
Income tax expense	(89)			(94)
Adjusted net income	$146	$2.60	to	$151	$2.70

(1)	Based on 56 million of diluted shares outstanding.

(2)

U.S. pension (credit) represents the budgeted actuarial net periodic benefit cost recorded as a component of operating income.  We do not expect to make cash contributions to our U.S. Retirement Income Plan in 2017 based on guidelines established by the Pension Benefit Guaranty Corporation.

Mr. Terence O’Brien	May 22, 2017

Adjusted Free Cash Flow

(amounts in millions)

	Year Ended December 31, 2017
	Low		High
Net cash provided by operating activities	$160	to	$175
Add: Return of investment from joint venture	70		70
Adjusted net cash provided by operating activities	$230		$245
Less: Capital expenditures	(100)		(100)
Adjusted Free Cash Flow	$130	to	$145

We will include similar reconciliations in our Earnings Press Release, Earnings Call Presentation, and Investor Presentations in all future filings.

Supplemental Reconciliations of GAAP to non-GAAP Results

Comment

4.	Please disclose the nature of your non-cash impact of U.S. Pension adjustment. Also, please do not characterize the pension adjustment as “non-cash,” as pension obligations ultimately settle in cash.

Armstrong Response

We acknowledge the Staff’s comments and note that, in future filings, we will revise all references to the impact of our U.S. Pension adjustment to state, “U.S. pension (credit) expense.”  We will furthermore footnote this non-GAAP amount by stating the following: “U.S. pension (credit) expense represents the actuarial net periodic benefit cost recorded as a component of operating income.  For all periods presented, we were not required and did not make cash contributions to our U.S. Retirement Income Plan based on guidelines established by the Pension Benefit Guaranty Corporation.”

Comment

5.

We note you present two reconciliations of Earnings (loss) from continuing operations, reported to Adjusted EBITDA. Please fully explain each adjustment reflected in the second reconciliation. In this regard, items such as pre-tax adjustment items, reversal of adjusted expenses, and ordinary tax are just a few line items that warrant an explanation of what the adjustment represents and how such amount was determined.

Armstrong Response

Mr. Terence O’Brien	May 22, 2017

We acknowledge the Staff’s comments related to our GAAP to non-GAAP reconciliations of Earnings (loss) from continuing operations included within our Earnings Press Release.  In response to the Staff’s comment, below are revised reconciliations for the three months and years ended December 31, 2016 and 2015:

Adjusted Diluted Earnings per Share

(amounts in millions, except per share amounts)

	Three Months Ended December 31,				Year Ended December 31,
	2016		2015		2016		2015
	Total	Per Diluted Share (1)	Total	Per Diluted Share (1)	Total	Per Diluted Share (1)	Total	Per Diluted Share (1)
Earnings (loss) from continuing operations, As Reported	$29	$0.51	$(14)	$(0.25)	$94	$1.68	$27	$0.47
Add: Income taxes, as reported	6		2		50		53
Earnings (loss) from continuing operations before income taxes, As Reported	$35		$(12)		$144		$80
Add: U.S. pension expense (2)	3		4		13		15
Add: Corporate cost adjustments (3)	-		9		-		20
Add: Separation costs	1		17		34		34
Add: China idle plant costs	1		5		4		5
Add: Europe cost reductions	-		2		-		2
Add: Settlement of interest rate swap	-		-		11		-
Add: Foreign exchange impact	2		2		1		1
Adjusted earnings before income taxes (4)	$41		$27		$209		$158
Adjusted income tax expense @ 39% for 2016 and 2015	(16)		(11)		(81)		(62)
Adjusted net income	$25	$0.45	$16	$0.29	$128	$2.29	$96	$1.72

(1)	Based on 56 million of diluted shares outstanding on an as reported and adjusted basis for all periods presented.

(2)

U.S. pension expense represents the actuarial net periodic benefit cost recorded as a component of operating income.  For all periods presented, we were not required and did not make cash contributions to our U.S. Retirement Income Plan based on guidelines established by the Pension Benefit Guaranty Corporation.

(3)

Includes adjustments to Corporate costs and geographic allocations of Corporate support functions due to the AFI separation and are reflected to assist in comparison to the 2016 AWI results.  The adjustments include removal of certain costs not applicable to the current AWI structure.

(4)	Amounts may not add due to rounding.

We will include similar reconciliations in our Earnings Press Release, Earnings Call Presentation, and Investor Presentations in all future filings.

Exhibit 99.2 Earnings Call Presentation

Basis of Presentation, page 3

Comment

6.	You identify the items that are adjusted for comparable dollars and other adjustments and indicate that these adjustments result in non-GAAP measures. In accordance with

Mr. Terence O’Brien	May 22, 2017

Regulation G, please provide the most comparable GAAP measures and provide a quantitative reconciliation of each non-GAAP measure to the most comparable GAAP measure. In addition, in order to avoid confusion to readers, please ensure you appropriately label your non-GAAP measures throughout your presentation.

Specifically, please label the net sales, gross profit, operating income, EBITDA and earnings per share line items you have presented “as adjusted” or something similar so that readers do not confuse these measures with GAAP amounts. Please address this comment as it relates to your presentation of non-GAAP measures in your Investor Presentation found in Exhibit 99.3.

Armstrong Response

Based on the Staff’s comments, we will add a note to the Basis of Presentation page in all future filings of our Earnings Call Presentations to direct the reader to the quantitative reconciliations of each non-GAAP measure to the most comparable GAAP measure that are contained later in the Earnings Call Presentations (as revised in the comment responses above).

Finally, in future filings we will also properly label all non-GAAP measures as “Adjusted” throughout our Earnings Press Release, Earnings Call Presentation, and Investor Presentation.

Cash Flow Reconciliation, page 17

Comment

7.

Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. See Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations. Please address this comment as it relates to your presentation of free cash flow in your Investor Presentation found in Exhibit 99.3.

Armstrong Response

We acknowledge the Staff’s comments and, in future filings, we will reference our computed free cash flows as “Adjusted Free Cash Flows.”

If you have any questions or would like further clarification, please feel free to contact Steve McNamara at (717) 396-3420 or me at (717) 396-4791.

Sincerely,

/s/ Brian L. MacNeal

Brian L. MacNeal

Senior Vice President and Chief Financial Officer